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Exhibit 20.1

Company Press Release



Micros-To-Mainframes, Inc. states that a class-action suit has been filed against M-T-M and its Directors.


Valley Cottage, NY , December 19, 1997. [NASDAQ:MTMC] Micros-to-
Mainframes, Inc stated that on Friday December 19, 1997, a lawsuit was filed against it and its directors seeking to enjoin the proposed merger with BTG, Inc. The lawsuit alleged a breach of fiduciary duties by its directors in connection with such proposed merger. M-T-M entered into an agreement of merger with BTG, Inc. on August 29, 1997.

M-T-M believes that the allegations set forth in the suit are without merit.

M-T-M also stated that the suit, filed in the Supreme Court, State of New York, in the County of Manhattan is not expected to have a material adverse effect on M-T-M or the merger.


CONTACT: Steven H. Rothman
Micros-to-Mainframes, Inc.
Phone:  (914) 268-5000
Fax:    (914) 268-9695